UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated financial statements
as of September 30, 2013 and 2012 and for the three and
nine-month periods then ended

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated financial statements as of September 30, 2013 and 2012 and for the three and nine-month periods then ended

Content

Report on review of interim condensed consolidated financial statements

Interim condensed consolidated financial statements
Interim condensed consolidated statements of financial position
Interim condensed consolidated statements of income
Interim condensed consolidated statements of comprehensive income
Interim condensed consolidated statements of changes in equity
Interim condensed consolidated statements of cash flows
Notes to the interim condensed consolidated financial statements

Report on review of interim condensed consolidated financial statements

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

Introduction
We have reviewed the accompanying interim condensed consolidated statement of financial position of Cementos Pacasmayo S.A.A. (a Peruvian company) and its Subsidiaries (together the "Group") as of September 30, 2013, and the related interim condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the three and nine-month periods then ended and explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting (IAS 34). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review
We conducted our review in accordance with International Auditing Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Lima, Peru
October 17, 2013

Countersigned by:

___________________________
Marco Antonio Zaldívar
C.P.C.C. Register No.12477

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of financial position
As of September 30, 2013 (unaudited) and December 31, 2012 (audited)

	Note	As of September 30, 2013	As of December 31, 2012
		S/.(000)	S/.(000)
Assets
Current assets
Cash and term deposits	3	1,063,663	473,785
Trade and other receivables		77,395	69,395
Income tax prepayments		12,446	21,464
Inventories	4	305,015	278,149
Prepayments		15,052	10,616
		1,473,571	853,409
Non-current assets
Other receivables		43,583	36,110
Available-for-sale financial investments	11	38,498	34,887
Property, plant and equipment	5	1,498,670	1,394,835
Exploration and evaluation assets		55,996	49,486
Deferred income tax assets		17,724	13,438
Other assets		1,223	1,159
		1,655,694	1,529,915
Total assets		3,129,265	2,383,324
Liabilities and equity
Current liabilities
Trade and other payables		131,808	132,764
Interest-bearing loans and borrowings	12	-	22,884
Income tax payable		668	75
Provisions	7	22,439	24,029
		154,915	179,752
Non-current liabilities
Interest-bearing loans and borrowings	12	819,416	192,571
Other non-current provisions		16,829	16,578
Deferred income tax liabilities, net		103,734	100,308
		939,979	309,457
Total liabilities		1,094,894	489,209
Equity
Capital stock		531,461	531,461
Investment shares		50,503	50,503
Additional paid-in capital		556,294	558,478
Legal reserve		116,262	105,221
Other components of equity		20,753	16,711
Retained earnings		679,434	570,878
Equity attributable to equity holders of the parent		1,954,707	1,833,252
Non-controlling interests		79,664	60,863
Total equity		2,034,371	1,894,115
Total liabilities and equity		3,129,265	2,383,324

The accompanying notes are an integral part of the interim condensed consolidated statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of income
For the three and nine-month periods ended September 30, 2013 and September 30, 2012 (unaudited)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Note	2013	2012	2013	2012
		S/.(000)	S/.(000)	S/.(000)	S/.(000)

Sales of goods	13	336,429	310,052	922,964	852,850
Cost of sales		(195,306)	(189,787)	(527,117)	(524,907)
Gross profit		141,123	120,265	395,847	327,943

Operating expenses
Administrative expenses		(58,733)	(49,784)	(150,382)	(140,126)
Selling and distribution expenses		(7,563)	(7,736)	(22,029)	(21,601)
Other operating (expenses) income, net		319	667	(1,425)	1,954
Total operating expenses , net		(65,977)	(56,853)	(173,836)	(159,773)
Operating profit		75,146	63,412	222,011	168,170

Other income (expenses)
Finance income		6,417	5,730	21,531	17,945
Finance costs		(9,571)	(400)	(27,114)	(18,935)
Net loss from exchange difference	11	(995)	(570)	(45,994)	(1,187)
Total other (expenses) income, net		(4,149)	4,760	(51,577)	(2,177)
Profit before income tax		70,997	68,172	170,434	165,993

Income tax expense	8	(22,195)	(21,293)	(53,154)	(49,333)

Profit for the period		48,802	46,879	117,280	116,660
Attributable to:
Equity holders of the parent		49,672	47,794	119,597	119,144
Non-controlling interests		(870)	(915)	(2,317)	(2,484)

		48,802	46,879	117,280	116,660
Earnings per share	10
Basic and diluted profit for the period attributable to equity holders of common shares and investment shares of the parent (S/. per share)		0.09	0.08	0.21	0.21

The accompanying notes are an integral part of the interim condensed consolidated statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of comprehensive income
For the three and nine-month periods ended September 30, 2013 and September 30, 2012 (unaudited)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Note	2013	2012	2013	2012
		S/.(000)	S/.(000)	S/.(000)	S/.(000)

Profit for the period		48,802	46,879	117,280	116,660

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial assets	11	(2,366)	2,585	3,611	9,799
Deferred income tax related to component of other comprehensive income	8	709	(780)	(1,084)	(2,940)
Exchange differences on translation of foreign operation		-	(162)	1,591	(180)
Net other comprehensive income to be reclassified to profit or loss in subsequent periods		(1,657)	1,643	4,118	6,679

Total comprehensive income, net of income tax		47,145	48,522	121,398	123,339

Total comprehensive income attributable to:
Equity holders of the parent		48,015	49,457	123,639	125,847
Non-controlling interests		(870)	(935)	(2,241)	(2,508)

		47,145	48,522	121,398	123,339

The accompanying notes are an integral part of the interim condensed consolidated statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of changes in equity
For the nine-month periods ended September 30, 2013 and September 30, 2012 (unaudited)

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Additional paid-in capital	Legal reserve	Available-for-sale reserve	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Balance as of January 1, 2012	418,777	49,575	-	90,451	9,257	(1,228)	473,721	1,040,553	33,032	1,073,585
Profit for the period	-	-	-	-	-	-	119,144	119,144	(2,484)	116,660
Other comprehensive income	-	-	-	-	6,859	(156)	-	6,703	(24)	6,679
Total comprehensive income	-	-	-	-	6,859	(156)	119,144	125,847	(2,508)	123,339

Issue of common and investment shares	111,484	928	561,191	-	-	-	-	673,603	-	673,603
Appropriation of legal reserve	-	-	-	10,630	-	-	(10,630)	-	-	-
Contribution of non-controlling interests, note 1	-	-	-	-	-	-	-	-	28,557	28,557
Others adjustments of non-controlling interests, note 1	-	-	(2,713)	-	-	-	-	(2,713)	2,713	-

Balance as of September 30, 2012	530,261	50,503	558,478	101,081	16,116	(1,384)	582,235	1,837,290	61,794	1,899,084

Balance as of January 1, 2013	531,461	50,503	558,478	105,221	18,226	(1,515)	570,878	1,833,252	60,863	1,894,115
Profit for the period	-	-	-	-	-	-	119,597	119,597	(2,317)	117,280
Other comprehensive income	-	-	-	-	2,527	1,515	-	4,042	76	4,118
Total comprehensive income	-	-	-	-	2,527	1,515	119,597	123,639	(2,241)	121,398

Refund of capital contribution of non-controlling interests, note 13	-	-	-	-	-	-	-	-	(1,024)	(1,024)
Appropriation of legal reserve	-	-	-	11,041	-	-	(11,041)	-	-	-
Contribution of non-controlling interests, note 1	-	-	-	-	-	-	-	-	19,882	19,882
Other adjustments of non-controlling interests, note 1	-	-	(2,184)	-	-	-	-	(2,184)	2,184	-

Balance as of September 30, 2013	531,461	50,503	556,294	116,262	20,753	-	679,434	1,954,707	79,664	2,034,371

The accompanying notes are an integral part of the interim condensed consolidated statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of cash flows
For the three and nine-month periods ended September 30, 2013 and September 30, 2012 (unaudited)

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2013	2012	2013	2012
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Operating activities
Profit before income tax	70,997	68,172	170,434	165,993
Adjustments to reconcile profit before income tax to net cash flows
Unrealized exchange difference related to monetary transactions	(420)	-	45,420	-
Depreciation and amortization	15,105	13,315	41,084	37,337
Long-term incentive plan	1,775	403	4,804	3,403
Finance costs	9,571	400	27,114	18,935
Finance income	(6,417)	(5,730)	(21,531)	(17,945)
Net loss on sale of assets	17	1,054	17	1,054
Recovery of provision for inventories carried at net realizable value	(828)	-	(2,305)	-
Other operating income, net	472	273	472	1,137

Working capital adjustments
(Increase) decrease in trade and other receivables	(8,347)	17,476	(26,364)	19,389
(Increase) decrease in prepayments	11,827	(2,552)	(4,436)	(10,881)
(Increase) decrease in inventories	7,586	(11,774)	(24,561)	(22,882)
(Decrease) increase in trade and other payables	5,613	4,284	(13,635)	(19,882)
	106,951	85,321	196,513	175,658

Interests received	14,996	1,547	32,422	6,233
Interests paid	(17,755)	(402)	(19,045)	(18,496)
Income tax paid	(18,191)	(23,286)	(45,483)	(76,393)

Net cash flows from operating activities	86,001	63,180	164,407	87,002

Interim condensed consolidated statements of cash flows (continued)

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2013	2012	2013	2012
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Investing activities
Decrease (increase) in time deposits with original maturities greater than 90 days	102,000	-	278,950	(403,950)
Purchase of property, plant and equipment	(30,185)	(50,519)	(144,740)	(140,924)
Purchase of evaluation and exploration assets	(2,712)	(4,172)	(6,510)	(13,021)
Capitalization of borrowings costs	(397)	-	(721)	-
Purchase of other assets	(132)	-	(183)	-
Proceeds from sale of property, plant and equipment	525	609	525	609
Net cash flows from (used in) investing activities	69,099	(54,082)	127,321	(557,286)

Financing activities
Proceeds from issuance of senior notes	-	-	762,067	-
Proceeds from bank overdraft	-	-	19,914	-
Contribution of non-controlling interests	18,730	10,248	19,882	28,557
Payment of borrowings	-	372	(202,200)	(388,394)
Payment of bank overdraft	-	-	(33,169)	-
Proceeds from issuance of common and investment shares	-	3,474	-	666,180
Refund of capital contribution to non-controlling interests	-	-	(1,024)	-
Dividends paid	(42)	(76)	(299)	(364)
Net cash flows from financing activities	18,688	14,018	565,171	305,979

Net increase (decrease) in cash and cash equivalents	173,788	23,116	856,899	(164,305)
Net foreign exchange difference	238	(739)	11,929	(1,202)
Cash and cash equivalents as of beginning of the period	764,637	175,395	69,835	363,279

Cash and cash equivalents as of the end of the period	938,663	197,772	938,663	197,772

The accompanying notes are an integral part of the interim condensed consolidated statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim condensed consolidated financial statements
As of September 30, 2013 and 2012 (unaudited), and December 31, 2012 (audited)

1.	Economic activity

Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, with publicly traded shares. The Company is a subsidiary of Inversiones Pacasmayo S.A. (IPSA), which holds 50.94% of the Company’s common and investment shares and 52.63% of its common shares as of September 30, 2013 and December 31, 2012. The registered office is located at Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and quicklime in Peru’s northern region.

The interim condensed consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) as of September 30, 2013 and for the three and nine-month periods then ended, were authorized for issue by the Management of the Company on October 17, 2013.

As of September 30, 2013, there were no changes in the main activities of the subsidiaries incorporated in the interim condensed consolidated financial statements of the Group, in relation to December 31, 2012 and June 30, 2013.

Issuance of senior notes -

The General Shareholder´s Meeting held on January 7, 2013, approved that the Company complete a financing transaction. In connection with this, the Board of Directors´Meeting held on January 24, 2013, agreed to issue Senior Notes through a private offering under Rule 144A and Regulation S of the U.S. Securities Act of 1933. Also it was agreed to list these securities in the Ireland Stock Exchange. Consequently, on February 1, 2013, the Company issued Senior Bonds with a face value of US$300,000,000, with a nominal annual interest rate of 4.50%, and maturity in 2023, obtaining total net proceeds of US$293,646,000. The Company intends to use the net proceeds from the offering to prepay certain of its existing debt and for capital expenditures to be incurred in connection with its cement business.  The Senior Notes are guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmision Guadalupe S.A.C. and Dinoselva Iquitos S.A.C. See note 12 for further details.

Contributions of non-controlling interest -

Salmueras Sudamericanas S.A.

In order to finance the Salmueras project, the General Shareholders´Meeting of the subsidiary Salmueras Sudamericanas S.A. held on January 9, 2012, agreed a contribution of S/.20,000,000. During the nine-month period ended September 30, 2012 the contribution made by Quimpac S.A. amounts to S/.2,307,000.

In addition, the General Shareholders´Meeting of the subsidiary held on November 12, 2012, agreed a contribution of S/.17,000,000, but the General Shareholder Meeting held on July 15, 2013 only established a contribution of S/.10,000,000. During the nine-month periods ended September 30, 2013, the contribution made by Quimpac S.A. amounts to S/.1,152,000.

All these contributions are partial payments of the capital commitment assumed by the Company and Quimpac S.A. for the brine project up to US$100,000,000 and US$14,000,000, respectively, to maintain its interests in this subsidiary.

Notes to interim condensed consolidated financial statements (continued)

The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/.1,355,000 during the nine-month period ended September 30, 2013, and these were recognized as a debit in additional paid-in capital and a credit in non-controlling interest (S/.2,713,000 as of September 30, 2012).

Fosfatos del Pacifico S.A.

The General Shareholders´Meeting of the subsidiary Fosfatos del Pacifico S.A. held on February 29, 2012 agreed a contribution of US$33,000,000 to the subsidiary, to be held in two parts of US$20,000,000 and US$13,000,000 on the following dates: April 15 and July 15, 2012, respectively. During the nine-month period ended September, 30 2012, MCA Phosphates Pte. contributed US$9,900,000 (equivalent to S/.26,250,000) to the subsidiary.

The General Shareholders´ Meeting of the subsidiary Fosfatos del Pacifico S.A. held on July 31, 2013, agreed a contribution of US$22,500,000, to be held in two parts of US$11,500,000 and US$11,000,000 in July and September 2013, respectively.  In connection with this agreement, during the nine-months ended September 30, 2013, the contribution made by MCA Phosphates Pte. amounts to US$ 6,750,000 (equivalent to S/.18,730,000).

Fosfatos del Pacifico S.A. is the owner of a brick plant which is in a commissioning period.  Regarding this project, Cementos Pacasmayo S.A.A. committed to assume the total capital expenditure brick plant needs to achieve the nominal capacity.  This commitment was formalized in the General Shareholders´ Meeting held on July 31, 2013 agreed a contribution up to US$3,300,000 from Cementos Pacasmayo S.A.A. which will not include a change in the percentage of interests of the current shareholders´ structure.  The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/.829,000 during the nine-month period ended September 30, 2013, and it was recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1	Basis of preparation -

The interim condensed consolidated financial statements of the Company have been prepared in accordance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (IASB).

The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments that have been measured at fair value. The interim condensed consolidated financial statements are presented in nuevos soles and all values are rounded to the nearest thousand (S/.000), except as otherwise indicated.
The interim condensed consolidated financial statements do not include all the information and disclosure required in the annual financial statements, and should be read in conjunction with Company’s annual consolidated financial statements as of December 31, 2012.

New standards, interpretations and amendments

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group´s annual financial statements for the year ended December 31, 2012.

Several new standards and amendments apply for the first time in 2013. However, they do not impact the interim condensed financial statements or the annual consolidated financial statements of the Group.

The nature and impact of each new standard/amendment is described below:

Notes to interim condensed consolidated financial statements (continued)

-	IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have been presented separately from items that will never be reclassified (for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendment did not affect presentation and had no impact on the Company’s financial position or performance.

-	IAS 1 Clarification of the requirement for comparative information (Amendment)

The amendment to IAS 1 clarifies the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information beyond the minimum required comparative period. The additional voluntarily comparative information does not need to be presented in a complete set of financial statements.

An opening statement of financial position (known as the “third balance sheet”) must be presented when an entity applies an accounting policy retrospectively, makes retrospective restatements, or reclassifies items in its financial statements, provided any of those changes has a material effect on the statement of financial position at the beginning of the preceding period. The amendment clarifies that a third balance sheet does not have to be accompanied by comparative information in the related notes. Under IAS 34, the minimum items required for interim condensed consolidated financial statements do not include a third balance sheet.

-	IAS 32 Tax effects of distributions to holders of equity instruments (Amendment)

The amendment of IAS 32 Financial Instruments: Presentation, clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes. The amendment removes existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS12 to any income tax arising from distributions to equity holders. The amendment did not have an impact on the interim condensed consolidated financial statements for the Company, as there is no tax consequences attached to cash or non-cash distribution.

-	IAS 34 Interim financial reporting and segment information for total assets and liabilities (Amendment)

The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in IFRS 8 Operating Segments. Total assets and liabilities for a reportable segment need to be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total amount disclosed in the entity´s previous annual consolidated financial statements for that reportable segment. The Group provides this disclosure as total segment assets were reported to the Chief Operating Decision Maker (CODM). As a result of this amendment, the Company now also includes disclosure of total segment liabilities as these are reported to the CODM. See note 13.

Notes to interim condensed consolidated financial statements (continued)

-	IFRS 7 Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities — Amendments to IFRS 7

The amendment requires an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether the financial instruments are set off in accordance with IAS 32. As the Company is not setting off financial instruments in accordance with IAS 32 and does not have relevant offsetting arrangements, the amendment does not have an impact on the Company´s financial statements.

-	IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the portion of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation - Special Purpose Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor´s returns. IFRS 10 had no impact on the consolidation of investments held by the Company.

-	IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 set out for disclosures relating to an entity´s interests in subsidiaries, joint arrangements, associates and structured entities. None of these disclosures are applicable for interim condensed consolidated financial statements, unless significant events and transactions in the interim period require that they are provided. Accordingly, the Company has not made such disclosures.

-	IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not materially impacted the fair value measurements carried out by the Company.

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures are specifically required for financial instruments by IAS 34.16A(j), thereby affecting the interim condensed consolidated financial statements period. The Company provides these disclosures in Note 11.

-	IFRIC 20 Stripping costs in the Production Phase of a Surface Mine

IFRIC 20 clarifies when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods. The application of IFRIC 20 has not materially impacted the interim condensed consolidated financial statements for the Company.

In addition to the above mentioned and new standards, IFRS 1 First-time Adoption of International Financial Reporting was amended with effect for reporting periods starting on or after January 1, 2013. The Company is not a first-time adopter of IFRS, therefore, this amendment is not relevant to the Company.

Notes to interim condensed consolidated financial statements (continued)

The Company has not yet early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

2.2	Basis of consolidation -

The interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of September 30, 2013 and 2012.

2.3        Seasonality -

Seasonality is not relevant for the activities of the Company.

Notes to interim condensed consolidated financial statements (continued)

3.	Cash and term deposits

(a)	This caption consists of the following:

	As of September 30, 2013	As of December 31, 2012	As of September 30, 2012
	S/.(000)	S/.(000)	S/.(000)

Cash on hand	1,793	1,973	1,991
Cash at banks (b)	411,870	37,870	65,805
Short-term deposits (c)	525,000	29,992	129,976
Cash balances included in statements of cash flows	938,663	69,835	197,772
Time deposits with original maturity greater than 90 days (c)	125,000	403,950	403,950

	1,063,663	473,785	601,722

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in local and foreign banks and is freely available. The demand deposits interest yield is based on daily bank deposit rates.

(c)
As of September 30, 2013, December 31, 2012 and September 30, 2012, the short-term deposits held in local banks were freely available and earned interest at the respective short-term market rates and have original maturities of less than three months.

As of September 30, 2013, the long-term deposit was saved in a local bank, was freely available and earned interest at the respective market rates, and has original maturity of 12 months (18 months as of December 31, 2012 and September 30, 2012).

As of September 30, 2013, these short and long-term deposits include approximately S/.404,000,000 related to the proceeds obtained on February 2013 through the issuance of Senior Notes.

4.	Inventories

During the three and nine-month periods ended September 30, 2013, the Company reversed the provision for inventory carried at net realizable value for S/.828,000 and S/.2,305,000, respectively. During the three and nine-month periods ended September 30, 2012, the Company does not have additions or recoveries of the provision for inventory obsolescence.

Notes to interim condensed consolidated financial statements (continued)

5.	Property, plant and equipment

During the three and nine-month periods ended September 30, 2013, the additions of the Company amounted to approximately S/.30,582,000  and S/.145,461,000 , respectively (S/.50,519,000 and S/.140,924,000 during the three and nine-month periods ended September 30, 2012, respectively), which are mainly related to expansion of the cement plant located in Rioja, the construction of a cement plant located in Piura and development activities of phosphate project.

In connection with the construction of the cement plant in Piura, the borrowings costs capitalized during the three and nine-month periods ended as of September 30, 2013 were approximately S/.397,000 and S/.721,000, respectively. The rate used to determine the amount of borrowings costs eligible for capitalization was 4.50%, which is the effective rate of the specific borrowing. The amount of borrowing costs eligible for capitalization should include the actual borrowing costs incurred on the specific loan (Senior Notes), less the income obtained from long and short- term deposits related to this specific borrowing.

6.	Dividends

As of September 30, 2013, dividends payable amounted to S/.4,152,000 (S/.4,451,000 as of December 31, 2012).

7.	Provisions

As of September 30, 2013 and December 31, 2012 this caption mainly includes workers´profit sharing, long-term incentive plan and other minor.

8.	Income tax

The Company calculates the period income tax expense using the tax rate that would be applicable to expected total annual earnings.

The major components of the income tax expense in the interim condensed consolidated statement of income and statement of comprehensive income are:

	For the three-month periods ended September 30		For the nine-month periods ended September 30
	2013	2012	2013	2012
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Current income tax expense	(24,388)	(23,393)	(55,094)	(57,877)
Deferred income tax	2,193	2,100	1,940	8,544
Income tax expense recognized in the consolidated statements of income	(22,195)	(21,293)	(53,154)	(49,333)
Income tax recognized in other comprehensive income	709	(780)	(1,084)	(2,940)

Total income tax	(21,486)	(22,073)	(54,238)	(52,273)

Notes to interim condensed consolidated financial statements (continued)

9.	Related party transactions

During the three and nine months ended September 30, 2013 and 2012, the Company carried out the following transactions with Inversiones Pacasmayo S.A. (IPSA) and its affiliates:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2013	2012	2013	2012
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Income
Income from land and offices rental services	119	104	342	328
Fees for management and administrative services	129	91	387	274
Interest income on loans to IPSA and an affiliate	-	6	7	8

Expense
Security services	(255)	(105)	(832)	(699)

Other transactions
Loans to Servicios Corporativos Pacasmayo S.A.	-	160	-	200

As a result of these and other transactions, the Company had the following rights and obligations with Inversiones Pacasmayo S.A. and its affiliates as of September 30, 2013 and December 31, 2012:

	September 30, 2013		December 31, 2012
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Inversiones Pacasmayo S.A.	344	14	70	-
Compañía Minera Ares S.A.C.	216	-	67	232
Servicios Corporativos Pacasmayo S.A.C.	22	-	10	-

	582	14	147	232

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm’s length transactions. Outstanding balances are unsecured and interest free. There have been no guarantees provided or received from any related party receivables or payables with respect to any related parties. For the periods ended September 30, 2013 and December 31, 2012, the Company has not recorded any impairment of receivables owed by related parties. This assessment is undertaken each financial year by examining the financial position of the related party.

Notes to interim condensed consolidated financial statements (continued)

Compensation of key management personnel of the Group -

The expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the management payroll amounted to S/.7,043,000 and S/.20,544,000, during the three and nine-month periods ended September 30, 2013, respectively (S/.5,935,000 and S/.18,652,000 during the three and nine-month periods ended September 30, 2012, respectively). The Company does not compensate management with post-employment or contract termination benefits or share-based payments.

10.	Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the three and nine-month periods ended September 30, 2013 and 2012 attributable to common shares and investment shares of the parent by the weighted average number of common and investment shares outstanding during those periods.

The Group has no dilutive potential common shares as of September 30, 2013 and 2012.

Calculation of the weighted average number of shares and the basic and diluted earnings per share is presented below:

	For the three-month periods ended September 30		For the nine-month periods ended September 30
	2013	2012	2013	2012
	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Numerator
Net profit attributable to common and investment shares of the Parent	49,672	47,794	119,597	119,144

	For the three-month periods ended September 30		For the nine-month periods ended September 30
	2013	2012	2013	2012
	Thousands	Thousands	Thousands	Thousands

Denominator
Weighted average number of common and investment shares	581,964	580,764	581,964	565,409

	For the three-month periods ended September 30		For the nine-month periods ended September 30
	2013	2012	2013	2012
	S/.	S/.	S/.	S/.

Basic and diluted earnings for common and investment shares	0.09	0.08	0.21	0.21

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of completion of these interim condensed consolidated financial statements.

Notes to interim condensed consolidated financial statements (continued)

11.	Financial instrument

Set out below is an overview of financial instruments, other than cash and short-term deposits, held by the Company as of September 30, 2013:

	Loans and receivables	Available- for-sale
	S/.(000)	S/.(000)

Financial assets
Trade and other receivables	75,019	-
Total current	75,019	-
Available-for-sale financial investments	-	38,498
Total non-current	-	38,498

Total	75,019	38,498

Financial liabilities
Trade and other payables	120,256	-
Total current	120,256	-
Loans at fixed rates	819,416	-
Total non-current	819,416	-

Total	939,672	-

Notes to interim condensed consolidated financial statements (continued)

Fair values

Set out below is a comparison of the carrying amounts and fair values of financial instruments as of September 30, 2013 and December 31, 2012:

	Carrying amount		Fair value
	2013	2012	2013	2012
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Financial assets
Cash and term deposits	1,063,663	473,785	1,063,663	473,785
Trade and other receivables	75,019	67,090	75,019	67,090
Total current	1,138,682	540,875	1,138,682	540,875

Trade and other receivables	-	970	-	970
Available-for- sale financial investments	38,498	34,887	38,498	34,887
Total non-current	38,498	35,857	38,498	35,857

Total	1,177,180	576,732	1,177,180	576,732

Financial liabilities
Trade and other payables	120,256	117,373	120,256	117,373
Financial obligations:
Loans at fixed rates	-	9,629	-	9,629
Bank overdrafts	-	13,255	-	13,255
Total current	120,256	140,257	120,256	140,257

Loans at fixed rates	819,416	192,571	727,306	159,450
Total non-current	819,416	192,571	727,306	159,450

Total	939,672	332,828	847,562	299,707

Hierarchy of fair value of financial instrument -

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy descended as follow, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1: Quoted market prices in an active market (that are unadjusted) for identical assets or liabilities.
Level 2: Valuation techniques (for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable).
Level 3: Valuation techniques (for which the lowest level input that is significant to the fair value measurement is unobservable).

Notes to interim condensed consolidated financial statements (continued)

As of September 30, 2013 and December 31, 2012, the Company held the following classes of financial instruments measured at fair value on the consolidated statement of financial position:

	September 30, 2013	December 31, 2012
	S/.(000)	S/.(000)
Available-for-sale financial investments:
Level 1	919	831
Level 2	37,579	34,056
Level 3	-	-

Total	38,498	34,887

During the reporting period ending September 30, 2013, there were no transfers between Level 1 and Level 2 fair value measurements. The fair value decrease and increase of S/.2,366,000 and S/.3,611,000, for the three and nine-month periods ended as of September 30, 2013, respectively, was recorded in other comprehensive income.

Risk management activities-

As a result of its activities, the Company is exposed to foreign currency risk. The nine month period ended September 30, 2013 experienced significant volatility in the US Dollar exchange rate against the Nuevo Sol, resulting in significant net losses mainly related to the borrowings of the Company denominated in US dollars. The net losses were recorded in the consolidated statement of income in the caption “Net loss of exchange difference”.

As of September 30, 2013 and December 31, 2012, the Company had no financial instruments to hedge its foreign exchange risk, interest rates or market price (purchase price of coal) fluctuations.

12.	Commitments and contingencies

Operating lease

As of September 30, 2013, the Company, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones Pacasmayo S.A. This lease is annually renewable and for the three and nine-month periods ended September 30, 2013 provided an income of S/.129,000 and S/.387,000, respectively (S/.104,000 and S/.328,000 for the three and nine-month periods ended September, 2012).

In May 2012, the Company signed a contract with Petroleos del Peru – Petroperu S.A. to lease a land located in the north of Peru. The lease has a term of maturity of 30 years and accrued an annual rent of US$200,000 from 2012 to 2015, and from 2016 to the maturity date of the contract the rent will be equivalent to 0.64% of the sales of phosphoric rock, but may not be less than US$1,600,000 annually. The expense for the nine-month period ended as of September 30, 2013 amounted to S/.384,000 and it was recognized in the administrative expenses caption in the consolidated statement of income.

Notes to interim condensed consolidated financial statements (continued)

Capital commitments

As of September 30, 2013, the Group had the following main commitments:

-	Construction of a cement plant located in Piura by S/.218,431,000.
-	Commissioning of a diatomites brick plant in the North of Peru by S/.1,263,000.
-	Development activities of phosphoric rock by S/.192,000.
-	The Group maintains long-term electricity supply agreements which billings are determined taking into consideration consumption of electricity and other market variables.
-	Commitment for development of brine Project up to US$100,000,000, see note 1. In connection with this commitment, as of September 30, 2013 the Group has made contributions for US$14,667,000.

Environmental matters

The Company’s exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2012 and there have not been significant changes on this subject in the interim consolidated financial statements as of September 30, 2013 in comparison to the consolidated financial statement as of December 31, 2012.

Tax situation

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company. The income tax and value-added tax returns for the following years are open for review by the tax authorities.

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2009/2010-2012	2009-2013
Cementos Selva S.A.	2009-2012	2009/2011-2013
Distribuidora Norte Pacasmayo S.R.L.	2008/2010-2012	2009-2013
Empresa de Transmisión Guadalupe S.A.C.	2008-2012	2009-2013
Fosfatos del Pacífico S.A.	2009-2012	2009-2013
Salmueras Sudamericanas S.A.	2011-2012	2011-2013
Corianta S.A. (*)	2008-2011	(**)
Tinku Generacion S.A.C. (*)	2008-2011	Dec. 2008 / 2009-2011

(*)    These subsidiaries were merged with the Company in December 2011.
(**) The period open to review by tax authorities for this entity are from January to May 2010 and from September to December 2011.

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Company. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the interim condensed consolidated financial statements as of September 30, 2013 and the consolidated financial statements as of December 31, 2012.

Notes to interim condensed consolidated financial statements (continued)

Legal claim contingency

As of September 30, 2013, some third parties have commenced actions against the Group in relation with its operations in the amount of S/.4,203,000. Of this total amount, S/.1,223,000 correspond to a tax originated by the import of coal and S/.682,000 corresponds to labor claims from former employees and S/.2,298,000 is related to the tax assessments received from the tax administration corresponding to 2009 tax period, which was reviewed by the tax authority during 2012.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Company cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim condensed consolidated financial statements.

Mining royalty

Third parties

Cementos Pacasmayo S.A.A. is required to pay a royalty to Compañia Pilar del Amazonas S.A., which is the owner of the surface mining unit in which the subsidiary Corianta S.A. made its operations in prior years. This royalty is equivalent to 4% of net revenue obtained as a result of commercial exploitation carried out within the mining unit, and may not be less than US$300,000 annually. This royalty expense amounted to S/.208,000 and S/.625,000 for the three and nine-month periods ended September 30, 2013, respectively (S/.184,000 and S/.602,000 for the three and nine-month periods ended September 30, 2012, respectively).

The subsidiary Fosfatos del Pacífico S.A., signed an agreement with the Peruvian Government, Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. related to the use of the Bayovar concession, which contains phosphoric rock and diatomites. As part of this agreement, the Subsidiary Fosfatos del Pacífico S.A. is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$3 for each metric tons of diatomite extracted. The annual royalty may not be less than the equivalent to 40,000 metric tons during the second year of production and 80,000 metric tons since the third year of production. The related royalty expense amounted to S/.168,000 and S/.501,000 for the three and nine-month periods ended September 30, 2013, respectively (S/.97,000 and S/.294,000 for the three and nine-month periods ended September 30, 2012, respectively).

Peruvian government

On September 29, 2011, the Peruvian government amended the Royalty Mining Law to increase taxation on metallic and non-metallic mining activities. The amendment became effective on October 1, 2011. According to this law, the royalty for the exploitation of metallic and nonmetallic resources is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with a statutory scale of tax rates based on operating profit margin that is applied to the operating profit, as adjusted by certain items, and (ii) 1% of net sales, in each case during the applicable quarter. These amounts are estimated based on the unconsolidated financial statements of Cementos Pacasmayo S.A.A. and the subsidiaries affected by this mining royalty, prepared in accordance with IFRS. Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.

Management and its legal counsel believe that the specific regulations issued by the Ministry of Economy and Finance are unconstitutional because they impose with mining royalties tax on non-mining activities, which is not according with the Royalty Mining Law. In the case of the cement industry, this regulation states that the royalty must be calculated on operating profit or net sales of products whatever its stage, including, manually or industrially, finished products, hence the operating profit or net sales corresponds to cement sales and not under the limestone, mineral component used in the production of cement. As a consequence, the Group filed a claim against the Ministry of Economy and Finance and the Ministry of Mining and Energy asking to repeal the regulation of mining royalty referred to the definition of “the products whatever its stage”, so that royalty for non-metallic mining activities would be determined on base of the mineral resource effectively removed, as states the Mining Royalty Law.

Notes to interim condensed consolidated financial statements (continued)

In September 2012, the Company filed a constitutional claim to prevent the tax authority from applying the legal criteria defined in the amended royalty mining law retroactively, for the periods before such amendment was enacted, and to declare that the mining royalty tax applicable to the exploitation of non-metallic mining resources be calculated based solely on the value of the final product obtained from the mineral separation process, net of any costs incurred in that process (“componente minero”), excluding any profit obtained from the industrial activity.

In addition the Company has filed an anti-trust claim (“denuncia contra barreras burocráticas de acceso al Mercado”), with the National Institute for the Protection of Competition and Intellectual Property (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual, or “INDECOPI”), to have certain provisions of the Royalty Mining Law regulations declared illegal, and, therefore, not applicable.

Management and its legal counsel believe that the Company has strong legal arguments that support its position and a high probability of obtaining a favorable outcome in this process, nevertheless, Management cannot estimate a timeline for the resolution of this claim. As a result, the Company had recognized and paid a mining royalty for the nine-month period as of September, 2013 according to the provisions of the Mining Royalty Law, as interpreted by management and its legal and tax counsels.

If the Company would not obtain a favorable outcome in this process, and considering a literal application of this regulation, the royalty expense for the nine-month period ended September 30, 2013 would have been S/.8,486,000 instead of S/.305,000, (S/.7,427,000 from January to September 2012 instead of S/.316,000 recorded on the financial statements for such period).

On December 26, 2012 and January 24, 2013, SUNAT issued tax assessments against the Company applying the new criteria established in the amended Royalty Mining Law, which included in the calculation profit obtained from industrial activity, to the years 2008 and 2009 amounting to S/.7,627,000 and S/.7,645,000, respectively, before the amendment was adopted. The Company has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim condensed consolidated financial statements as of September 30, 2013 or in the annual consolidated financial statements.

Interest-bearing loans and borrowings covenants

Bank overdraft

On July 19, 2013, the Company signed an overdraft line for S/.40,000,000 with Banco de Credito del Peru S.A.A. that have not been used as of September 30, 2013. The bank overdraft maintained by the Company as of December 31, 2012 for S/.13,255,000, with BBVA Banco Continental expired on March 3, 2013.

Senior Notes

As mentioned in note 1, in February 2013, the Company issued Senior Notes by US$300,000,000 with interest rate of 4.50% and maturity on 2023.

As of September 30, 2013 the Senior Notes have the following covenants calculated on the Company and Guarantee Subsidiaries annual consolidated financial statements:

-	The fixed charge covenant ratio would be at least 2.5 to 1.

Notes to interim condensed consolidated financial statements (continued)

-	The consolidated debt-to-Ebitda ratio would be no greater than 3.5 to 1.

In Management´s opinion, as of September 30, 2013, the Company and the Guarantee Subsidiaries complied with the mentioned covenants.

Prepayment of debt

In February 2013, the Company prepaid the loan maintained with BBVA Banco Continental amounted to S/.202,200,000 using the proceeds obtained from the Senior Notes issued in 2013.

Notes to interim condensed consolidated financial statements (continued)

13.	Segment information

For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

-	Production and marketing of cement, concrete and blocks in the northern region of Peru.
-	Sale of construction supplies in the northern region of Peru.
-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the interim condensed consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

	Revenues from external customers	Revenues from inter segments	Total revenue	Gross margin	Profit before income tax	Income tax	Profit for the period	Segment assets	Other assets	Total assets	Segment liabilities
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

2013
Cement, concrete and blocks	817,048	2	817,050	385,743	186,334	(58,113)	128,221	2,636,522	-	2,636,522	1,049,529
Construction supplies	77,684	48	77,732	2,550	(116)	36	(80)	27,085	-	27,085	37,048
Quicklime	26,277	-	26,277	7,116	(47)	15	(32)	137,068	-	137,068	-
Other	1,955	2,135	4,090	438	(15,737)	4,908	(10,829)	290,092	38,498	328,590	8,317
Adjustments and eliminations	-	(2,185)	(2,185)	-	-	-	-	-	-	-	-

Consolidated	922,964	-	922,964	395,847	170,434	(53,154)	117,280	3,090,767	38,498	3,129,265	1,094,894

2012
Cement, concrete and blocks	698,548	1,300	699,848	313,820	175,948	(52,291)	123,657	1,929,599	-	1,929,599	445,985
Construction supplies	111,651	980	112,631	3,549	(262)	78	(184)	23,122	-	23,122	33,728
Quicklime	41,609	-	41,609	10,757	2,298	(683)	1,615	133,748	-	133,748	-
Other	1,042	1,927	2,969	(183)	(11,991)	3,563	(8,428)	261,968	34,887	296,855	9,496
Adjustments and eliminations	-	(4,207)	(4,207)	-	-	-	-	-	-	-	-

Consolidated	852,850	-	852,850	327,943	165,993	(49,333)	116,660	2,348,437	34,887	2,383,324	489,209

Notes to interim condensed consolidated financial statements (continued)

Inter-segment revenues of S/.2,185,000 and. S/.4,207,000 during the nine-month periods ended as of September 30, 2013 and 2012, respectively were eliminated on consolidation.

The “other” column includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including phosphates, brine, zinc and others).

Other assets

As of September 30, 2013 corresponds to the available-for-sale investments caption for approximately S/.38,498,000 (S/.34,887,000 as of December 31, 2012) which is not allocated to any segment.

Geographic information

All revenues are from Peruvian clients.

As of September 30, 2013 and December 31, 2012, all non-current assets are located in Peru. During 2012, the subsidiary Zemex LLC. had a land amounted to S/.2,312,000 that was located in United States of America (its only non-current asset). This land was sold in December 2012 for S/.6,202,000, resulting in a net gain of S/.3,992,000 which was recorded in the consolidated statement of income of the year 2012. During 2013, the subsidiary Zemex LLC was liquidated and the capital contributions and final cash resulting from subsidiary liquidation were returned to both shareholders of the subsidiary. As a result, a final total amount of US$374,000 (equivalent to approximately S/.1,024,000) was distributed to the non-controlling interests. Under the Delaware Limited Liability Company Act, which is the corporate law applicable to Zemex LLC, the member of a dissolved LLC is not liable for the amount of any liquidation distribution received unless an action to recover such distribution is commenced within three years after the date of distribution and the distribution is judicially determined to have been wrongfully made.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: October 28, 2013